UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
PetIQ, Inc
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
71639T106
(CUSIP Number)
September 14, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [x]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 71639T106

1 Names of Reporting Persons
 Applied Fundamental Research, LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  1,673,774
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  1,673,774
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 1,673,774
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 5.7% (1)
12 Type of Reporting Person (See Instructions)
 IA
(1) The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

SCHEDULE 13G
CUSIP No. 71639T106

1 Names of Reporting Persons
 AFR CV GP, LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  949,100
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  949,100
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 949,100
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 3.2% (1)
12 Type of Reporting Person (See Instructions)
 HC
(1) The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

SCHEDULE 13G
CUSIP No. 71639T106

1 Names of Reporting Persons
 AFR VP GP, LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  73,659
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  73,659
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 73,659
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 0.3% (1)
12 Type of Reporting Person (See Instructions)
 HC
(1) The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

SCHEDULE 13G
CUSIP No. 71639T106

1 Names of Reporting Persons
 AFR Concentrated Value, LP
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  949,100
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  949,100
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 949,100
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 3.2% (1)
12 Type of Reporting Person (See Instructions)
 PN
(1) The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

SCHEDULE 13G
CUSIP No. 71639T106

1 Names of Reporting Persons
 AFR Value Partners, LP
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  73,659
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  73,659
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 73,659
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 0.3% (1)
12 Type of Reporting Person (See Instructions)
 PN
(1) The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

SCHEDULE 13G
CUSIP No. 71639T106
(2)
1 Names of Reporting Persons
 Theodore Wagenknecht
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 United States
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  1,673,774
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  1,673,774
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 1,673,774
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 5.7% (1)
12 Type of Reporting Person (See Instructions)
 IN, HC
(1) The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.
Item 1.
(a) Name of Issuer:
PetIQ, Inc.
(b) Address of Issuer's Principal Executive Offices:
230 E. Riverside Dr.
Eagle, ID 83616
Item 2.
(a) Name of Person Filing:
(i) Applied Fundamental Research, LLC ("AFR" or the "Investment Manager") as the investment manager to private investment funds and third-party managed accounts;
(ii) AFR Concentrated Value, LP ("AFR CV"), a Delaware limited partnership, as a private fund;
(iii)  AFR Value Partners, LP ("AFR VP", and collectively with AFR CV, the "Funds"), a Delaware limited partnership, as a private fund;
(iv)  AFR CV GP, LLC ("AFR CV GP"), a Delaware limited liability company, as the General Partner of AFR CV;
(v) AFR VP GP, LLC ("AFR VP GP"), a Delaware limited liability company, as the General Partner of AFR VP;
(vi) Theodore Wagenknecht, a United States citizen.
The foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". AFR is also the investment manager for certain third-party accounts (the "Managed Accounts") for whose benefit shares of the Company are held and managed by AFR.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office or, if None, Residence:
50 Church Street, 5th Floor, Cambridge, MA 02138
(c) Citizenship:
Each of the Investment Manager and the Funds' General Partners is a Delaware limited liability company. Each of the Funds is a Delaware limited partnership. Mr. Wagenknecht is a United States citizen.
(d) Title and Class of Securities:
Class A Common Stock, $0.001 par value
(e) CUSIP No.:
71639T106
Item 3.  If this statement is filed pursuant to Par. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
For each Reporting Person:
(a) Amount Beneficially Owned:    See Item 9 of each cover page
 (b) Percent of Class:  See Item 11 of each cover page*
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: See Item 5 of each cover page
 (ii) Shared power to vote or to direct the vote: See Item 6 of each cover page
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page
Shares reported herein for the Investment Manager and the Funds' General Partners represent Class A Common Stock beneficially owned and held of record by the Funds for which the Investment Manager serves as the investment manager and the Funds' General Partners serve as general partners. Shares reported herein for Mr. Wagenknecht represent Class A Common Stock beneficially owned and held of record by the Funds and the Managed Accounts. Mr. Wagenknecht is the managing member of the Investment Manager and the Funds' General Partners.
AFR is also the investment manager for certain Managed Accounts for which shares of the Company are held and managed by AFR for the benefit of such third parties. AFR has dispositive power and shares certain voting power with respect to such shares. As of the date of this filing, there are 651,015 shares of Class A Common Stock of the Company held in such Managed Accounts, and the securities reported on the attached cover page(s) include such shares.
* The percent of class was calculated based on 29,312,764 shares of Class A common stock issued and outstanding as of August 9, 2022, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
The sole general partner of AFR CV is AFR CV GP. The sole general partner of AFR VP is AFR VP GP. AFR is the Investment Manager of AFR CV and AFR VP.  Each of AFR CV GP, AFR VP GP and AFR may be deemed to be the beneficial owner of all shares held directly by AFR CV, AFR VP and the Managed Accounts.
Item 8. Identification and classification of members of the group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits.
Exhibit 99.1: Joint filing agreement dated September 23, 2022.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 23, 2022

AFR Concentrated Value, L.P.
By: AFR CV GP, LLC
its general partner
By: /s/ Theodore Wagenknecht
Managing Member

AFR Value Partners, L.P.
By: AFR VP GP, LLC
its general partner
By: /s/ Theodore Wagenknecht
Managing Member

AFR CV GP, LLC
By: /s/ Theodore Wagenknecht
Managing Member

AFR VP GP, LLC
By: /s/ Theodore Wagenknecht
Managing Member

Applied Fundamental Research, LLC
By: /s/ Denitsa Brown
Denitsa Brown, Chief Compliance Officer